UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

R.V.B. Holdings Ltd
(Name of Issuer)

Ordinary Shares, Par Value NIS 1.0 Per Share
(Title of Class of Securities)

M20512 10 5
(CUSIP Number)

 Orly Tsioni, Esq.
Yigal Arnon & Co.
1 Azrieli Center, Tel-Aviv, Israel
972-3-608-7851

(Name, Address and Telephone Number of Person Authorized
To Receive Notices and communications)

September 8, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. M20512105	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON: Chun Holding Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY) : Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 58,142,608 Ordinary Shares1
	9	SOLE DISPOSITIVE POWER: 0 Ordinary shares
	10	SHARED DISPOSITIVE POWER: 58,142,608 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 58,142,608 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.29%
14	TYPE OF REPORTING PERSON: PN

1
Following a tender offer, Chun Holdings Ltd. purchased 7,142,608 Ordinary Shares of the Issuer for an aggregate consideration of $1,285,669.44 ($0.18 per share), in December 2003. On December 31, 2003 Chun Holdings Ltd. transferred all of its holdings in the Issuer to its affiliate Chun Holdings LP ("Chun LP").

On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer's Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. Also on March 3, 2004, Chun LP, agreed to provide the Issuer with a credit line in the amount of $3.2 million. In consideration for this credit line, Chun LP was granted a four-year warrant to purchase an additional 40,000,000 of the Issuer's ordinary shares for an exercise price of $0.18 per share. Of the warrants to purchase 40,000,000 Ordinary Shares, Chun LP waived its rights to receipt of warrants to purchase 10,000,000 Ordinary Shares and agreed that such warrant be granted to certain other entities. Of the remaining warrants to purchase 30,000,000 Ordinary Shares, Chun LP transferred warrants to purchase 1,468,889 Ordinary Shares to certain of the Issuer's principal banks. On August 4, 2004 Chun LP exercised part of the warrant to purchase 11,000,000 Ordinary Shares, par value NIS 1.0 each, and on September 26, 2004 it exercised warrants to purchase an additional 6,666,667 Ordinary Shares, par value NIS 1.0 each, in exchange for an aggregate amount of US$3,180,000 based upon an exercise price of $0.18 per share.

CUSIP No. M20512105	Page 3 of 8 Pages
1	NAME OF REPORTING PERSON: Aviv Tzidon I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY) : Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,600,000 Ordinary Shares1
	8	SHARED VOTING POWER: 58,142,608 Ordinary Shares2
	9	SOLE DISPOSITIVE POWER: 4,600,000 Ordinary shares
	10	SHARED DISPOSITIVE POWER: 58,142,608 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 62,742,608 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.61%3
14	TYPE OF REPORTING PERSON: IN

1
On March 1, 2004, Mr. Aviv Tzidon was granted options to purchase 9,000,000 ordinary shares of the Issuer, at an exercise price of $0.18 per share. One fifth of the options are deemed vested upon the completion of each full year of his service as Chairman of the board of directors of the Issuer, which commenced on November 24, 2003. Once vested, the options are exercisable for a period of three years. As of the date hereof, options to purchase 4,400,000 shares underlying these options expired, 3,600,000 are considered to be beneficially owned by Mr. Tzidon and options to purchase 1,000,000 ordinary shares of the issued were exercised by Mr. Tzidon in November 2009.

2
Following a tender offer, Chun Holdings Ltd. purchased 7,142,608 Ordinary Shares of the Issuer for an aggregate consideration of $1,285,669.44 ($0.18 per share) in December 2003. On December 31, 2003 Chun Holdings Ltd. transferred all of its holdings in the Issuer to its affiliate Chun Holdings LP ("Chun LP").

On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer's Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. Also on March 3, 2004, Chun LP, agreed to provide the Issuer with a credit line in the amount of $3.2 million. In consideration for this credit line, Chun LP was granted a four-year warrant to purchase an additional 40,000,000 of the Issuer's ordinary shares for an exercise price of $0.18 per share. Of the warrants to purchase 40,000,000 Ordinary Shares, Chun LP waived its rights to receipt of warrants to purchase 10,000,000 Ordinary Shares and agreed that such warrant be granted to certain other entities. Of the remaining warrants to purchase 30,000,000 Ordinary Shares, Chun LP transferred warrants to purchase 1,468,889 Ordinary Shares to certain of the Issuer's principal banks. On August 4, 2004 Chun LP exercised part of the warrant to purchase 11,000,000 Ordinary Shares, par value NIS 1.0 each, and on September 26, 2004 it exercised warrants to purchase an additional 6,666,667 Ordinary Shares, par value NIS 1.0 each, in exchange for an aggregate amount of US$3,180,000 based upon an exercise price per share of $0.18.

3
In addition to Aviv Tzidon's indirect beneficial ownership, through Chun LP, of  58,142,608 Ordinary Shares of the Issuer he is also the beneficial owner of options to purchase 3,600,000 Ordinary shares of the Issuer and the holder of 1,000,000 Ordinary shares of the Issuer, or approximately 51.61% of the Issuer's outstanding securities in the aggregate, based on 121,570,535 Ordinary Shares currently outstanding (assuming the exercise of the vested options held by Aviv Tzidon and assuming no other exercise of the Issuer's convertible securities).

CUSIP No. M20512105	Page 4 of 8 Pages
1	NAME OF REPORTING PERSON: Portel Marketing S.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY) : Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 58,142,608 Ordinary Shares1
	9	SOLE DISPOSITIVE POWER: 0 Ordinary shares
	10	SHARED DISPOSITIVE POWER: 58,142,608 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 58,142,608 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.29%
14	TYPE OF REPORTING PERSON: CO

1
Following a tender offer, Chun Holdings Ltd. purchased 7,142,608 Ordinary Shares of the Issuer for an aggregate consideration of $1,285,669.44 ($0.18 per share), in December 2003. On December 31, 2003 Chun Holdings Ltd. transferred all of its holdings in the Issuer to its affiliate Chun Holdings LP ("Chun LP").

On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer's Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. Also on March 3, 2004, Chun LP, agreed to provide the Issuer with a credit line in the amount of $3.2 million. In consideration for this credit line, Chun LP was granted a four-year warrant to purchase an additional 40,000,000 of the Issuer's ordinary shares for an exercise price of $0.18 per share. Of the warrants to purchase 40,000,000 Ordinary Shares, Chun LP waived its rights to receipt of warrants to purchase 10,000,000 Ordinary Shares and agreed that such warrant be granted to certain other entities. Of the remaining warrants to purchase 30,000,000 Ordinary Shares, Chun LP transferred warrants to purchase 1,468,889 Ordinary Shares to certain of the Issuer's principal banks. On August 4, 2004 Chun LP exercised part of the warrant to purchase 11,000,000 Ordinary Shares, par value NIS 1.0 each, and on September 26, 2004 it exercised warrants to purchase an additional 6,666,667 Ordinary Shares, par value NIS 1.0 each, in exchange for an aggregate amount of U$$3,180,000 based upon an exercise price of $0.18 per share.

Explanatory Note

The following constitutes Amendment No.3 ("Amendment No.3") to the Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the "SEC") on January 5, 2004  with respect to the ordinary shares, par value NIS 1.0 per share, of R.V.B. Holdings Ltd. (f/k/a BVR Systems (1998) Ltd.), as amended by Amendment No.1 to the Schedule 13D filed with the SEC on  November 3, 2004 and as amended by Amendment No.2 to the Schedule 13D filed with the SEC on August 6, 2007.  This Amendment No.3 amends the Schedule 13D as specifically set forth herein.  The purpose of this Amendment No.3 is to report the agreement described in Item 4 and 6 herein.

Item 1. Security and Issuer

Item 1 is restated and amended as follows:

This Statement on Schedule 13D relates to the ordinary shares, par value New Israel Shekel 1.0 per share (the "Ordinary Shares"), of R.V.B. Holdings Ltd (f/k/a BVR Systems (1998) Ltd.) (the "Issuer"), an Israeli corporation whose principal executive offices are located at 1 Azrieli Center, Tel Aviv, 67021, Israel, c/o Yigal Arnon & Co. The Ordinary Shares are traded on the Over the Counter Bulletin Board.

Item 2. Identity and Background

(a), (b) and (c): The Reporting Persons

The final two paragraphs of Item 2 (c) are hereby restated as follows:

Mr. Tzidon is a director, chairman of the board of directors and chief executive officer of the Issuer. His principal occupation is a director of certain companies. Mr. Tzidon's business address is c/o Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel.

Portel Marketing S.A. ("Portel") is a corporation organized under the laws of the British Virgin Islands. Its principal line of business is holdings of various investments. Portel's principal offices are located at Rue de-Candolle 19, 1205, Geneva, Switzerland.

Item 4. Purpose of Transaction

Item 4 is hereby amended by the following:

On September 8, 2010 Portel Marketing S.A., Aviv Tzidon and CHUN Holdings Limited Partnership ("CHUN LP") entered into an agreement (the “September 2010 Agreement”) pursuant to which  CHUN LP granted Aviv Tzidon, or a company controlled by Mr. Tzidon,  the option to purchase from CHUN LP 58,142,608 Ordinary Shares of the Issuer (the “RVB Shares”), such shares constituting all of CHUN LP’s holdings in the Issuer, for a purchase price of 54 million New Israeli Shekels (the “RVB Shares Consideration”).

Under the terms of the September 2010 Agreement, Mr. Tzidon's option to purchase the RVB Shares expires on December 31, 2010.  Under the terms of the September 2010 Agreement, in the event that Mr. Tzidon does not exercise his option to purchase the RVB Shares prior to December 31, 2010, Portel Marketing S.A. shall have the option, until January 31, 2011, to purchase all of Mr. Tzidon's holdings in CHUN LP as well as all of Mr. Tzidon's holdings in CHUN Holdings Ltd., for a total purchase price of $2.2 million U.S. Dollars ("CHUN Holdings Consideration").

In the event that neither Mr. Tzidon nor Portel Marketing S.A. exercises its respective option under the September 2010 Agreement, on February 1, 2011, the September 2010 Agreement shall expire and be null and void.

In the event that either of Mr. Tzidon or Portel Marketing S.A. exercises each respective option, the directors representing the non-exercising party on the board of directors of the Issuer shall resign.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) are amended and restated as follows:

(a)
Chun LP is the direct beneficial owner of 58,142,608 Ordinary Shares of the Issuer or approximately 49.29% of the Issuer's outstanding securities, based on 117,970,535 Ordinary Shares currently outstanding (assuming no exercise of the Issuer's convertible securities).

Aviv Tzidon is the indirect beneficial owner, through Chun LP, of 58,142,608 Ordinary Shares of the Issuer and the beneficial owner of 1,000,000 Ordinary shares of the Issuer and options to purchase 3,600,000 Ordinary shares of the Issuer, or approximately 51.61% of the Issuer's outstanding securities in the aggregate, based on 121,570,535 Ordinary Shares currently outstanding (assuming the exercise of the vested options held by Aviv Tzidon and assuming no other exercise of the Issuer's convertible securities).

Portel Marketing S.A. is the indirect beneficial owner, through Chun LP of 58,142,608 Ordinary Shares of the Issuer  or approximately 49.29% of the Issuer's outstanding securities, based on 117,970,535 Ordinary Shares currently outstanding (assuming no exercise of the Issuer's convertible securities).

(b)	As of the date of the filing of this Statement, Chun LP has shared voting and dispositive power with respect to the 58,142,608 Ordinary Shares beneficially owned by Chun LP.

Aviv Tzidon has shared voting and dispositive power with respect to the 58,142,608 Ordinary Shares beneficially owned by Chun LP. Aviv Tzidon is also the beneficial owner of 1,000,000 Ordinary Shares of the Issued and options to purchase 3,600,000 Ordinary Shares of the Issuer, of which he has sole dispositive power.

Portel Marketing S.A. has shared voting and dispositive power with respect to the 58,142,608 Ordinary Shares beneficially owned by Chun LP.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended as follows:

As described in Item 4, on September 8, 2010 Portel Marketing S.A., Aviv Tzidon and CHUN LP entered into an agreement (the “September 2010 Agreement”) pursuant to which  CHUN LP granted Aviv Tzidon, or a company controlled by Mr. Tzidon,  the option to purchase from CHUN LP 58,142,608 Ordinary Shares of the Issuer (the “RVB Shares”), such shares constituting all of CHUN LP’s holdings in the Issuer, for a purchase price of 54 million New Israeli Shekels (the “RVB Shares Consideration”).

Under the terms of the September 2010 Agreement, Mr. Tzidon's option to purchase the RVB Shares expires on December 31, 2010.  Under the terms of the September 2010 Agreement, in the event that Mr. Tzidon does not exercise his option to purchase the RVB Shares prior to December 31, 2010, Portel Marketing S.A. shall have the option, until January 31, 2011, to purchase all of Mr. Tzidon's holdings in CHUN LP as well as all of Mr. Tzidon's holdings in CHUN Holdings Ltd., for a total purchase price of $2.2 million U.S. Dollars ("CHUN Holdings Consideration").

In the event that neither Mr. Tzidon nor Portel Marketing S.A. exercises its respective option under the September 2010 Agreement, on February 1, 2011, the September 2010 Agreement shall expire and be null and void.

In the event that either of Mr. Tzidon or Portel Marketing S.A. exercises each respective option,  the directors representing the non-exercising party on the board of directors of the Issuer shall resign.

Item 7:

Item 7 is amended as follows:

Exhibit 6	English Summary of the Agreement between Aviv Tzidon and Portel Marketing S.A. dated September 8, 2010.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Date: September 16, 2010.

CHUN HOLDINGS L.P.

By:	/s/ Uri Manor /s/ Aviv Tzidon
Names:	Uri Manor & Aviv Tzidon
Title:	Directors